 UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 July 2016
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

CRH plc ("the Company") Holding(s) in Company

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The following was received on 14th July 2016 by CRH plc from Baillie Gifford & Co and Baillie Gifford Overseas Limited.
    Date:       14th July 2016

Contact:  Neil Colgan
               Company Secretary
Tel:         00 3531 6344340

Notice Pursuant to Part 17, Chapter 4 of the Companies Act 2014

To:     CRH plc (the "Company")
          Belgard Castle
          Clondalkin
          Dublin 22
          Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to Part 17, Chapter 4 of the Companies Act 2014 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest ("Notifier")	Baillie Gifford & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN
Date of this Notice	14 July 2016
Notifiable event ("Event")	Disposal of Ordinary Shares
Date of Event	12 July 2016
No. of shares in which interested immediately before the Event	No. Class 33,719,499 Ordinary Shares
No. of shares in which interested immediately following the Event	33,171,299 Ordinary Shares
Details of each registered holder of the shares if different from the Notifier

No. of shares                  No. of shares      Name & address
before the event        after the event      of registered holder

Baillie Gifford & Co (BG&Co) is a Scottish Partnership and is the ultimate parent of a group of companies. Baillie Gifford Overseas Limited (BGO) is a wholly owned subsidiary of  BG&Co. Both companies are investment managers who act under discretionary investment management agreements for their clients.

The address for BG&Co and BGO is Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN.

Does the notifiable interest arise from an agreement referred to in Section 1055 of the Companies Act 2014 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different.)
No.

Yours sincerely,

L. Gold

    _____________________
     For and on behalf of Baillie Gifford & Co and Ballie Gifford Overseas Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 14 July 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary